                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      -------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           GENELABS TECHNOLOGIES, INC.
           ----------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                              --------------------
                         (Title of Class of Securities)

                                    368706107
                                ----------------
                                 (CUSIP Number)


                                  Joseph Leung
                           Veron International Limited
                       Top Floor - ChinaChem Golden Plaza
                         77 Mody Road, Tsimshatsui East
                               Kowloon, Hong Kong
                          -----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                November 15, 1996
                            -------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Exhibit index on Page 7.

                                Page 1 of 7 Pages
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Page 2 of 7 Pages


                                  SCHEDULE 13D

CUSIP No. 368706107


1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Veron International Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [   ]  (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     3,491,633 (Reporting Person disclaims beneficial ownership of an additional 1,900,000 shares, which are being held in escrow and will be released to Reporting Person upon the expiration or early termination of the Hart-Scott-Rodino waiting period.)

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     None

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     3,491,633 (Reporting Person disclaims beneficial ownership of an additional 1,900,000 shares, which are being held in escrow and will be released to Reporting Person upon the expiration or early termination of the Hart-Scott-Rodino waiting period.)

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     None
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Page 3 of 7 Pages

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,491,633 (Reporting Person disclaims beneficial ownership of an additional 1,900,000 shares, which are being held in escrow and will be released to Reporting Person upon the expiration or early termination of the Hart-Scott-Rodino waiting period.)


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [ x ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9% (14% including the shares being held in escrow)

14.  TYPE OF REPORTING PERSON*

     CO
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Page 4 of 7 Pages

Item 1.  Security and Issuer.

The security in reference is Common Stock of Genelabs Technologies, Inc. The principal office is located at 505 Penobscot Drive, Redwood City, California 94063-4738.

Item 2.  Identity and Background.

         a)   Veron International Limited ("Veron")

         b) c/o Chinachem Golden Plaza, Top Floor, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

         c)   Veron International Limited is an investment holding company

         d)   Not applicable

         e)    Not applicable

         f)   British Virgin Islands

         Veron is an investment holding company which is controlled by Ms. Nina Wang. The names of each executive officer and director of Veron are as follows:

         Officers:
         ---------
         Ms. Nina T.H. Wang                              Mr. Joseph Leung Wing Tong
         President & Treasurer                           Vice President & Secretary
         c/o Chinachem Golden Plaza, Top Floor           c/o Chinachem Golden Plaza, Top Floor
               77 Mody Road                              77 Mody Road
                Kowloon, Hong Kong                       Kowloon, Hong Kong

         Directors:

         Ms. Nina T.H. Wang                              Mr. Joseph Leung Wing Tong
         c/o Chinachem Golden Plaza, Top Floor           c/o Chinachem Golden Plaza, Top Floor
               77 Mody Road                              77 Mody Road
                Kowloon, Hong Kong                       Kowloon, Hong Kong

         Mr. Chan Kam Por                                Mr. Li Kwok Kee
         c/o Chinachem Golden Plaza, Top Floor           c/o Chinachem Golden Plaza, Top Floor
               77 Mody Road                              77 Mody Road
                Kowloon, Hong Kong                       Kowloon, Hong Kong

Page 5 of 7 Pages

         To the knowledge of Veron, during the last five years none of such persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities were purchased with cash from working capital.

Item 4.  Purpose of Transaction.

         Securities were purchased for investment purposes.

         a) A total of 1,900,000 shares of Common Stock are currently held in escrow (the "Escrow Shares") for subsequent purchase by Veron. See
              Item 6 below.

         b)   Not applicable.

         c)   Not applicable.

         d)   Not applicable.

         e)   Not applicable.

         f)   Not applicable.

         g)   Not applicable.

         h)   Not applicable.

         i)   Not applicable.

         j)   Not applicable.

Item 5.  Interest in Securities of the Issuer

         a) There are currently 38,971,018 shares of Common Stock issued and outstanding. The 3,491,633 shares currently owned by Veron represent 9% of such total. Including the 1,900,000 in escrow, the total ownership at Veron is 14%.

         To the knowledge of Veron, as of the date of this statement, none of the directors or executives of Veron or Ms. Wang beneficially owns any securities of Genelabs except for the shares set forth herein.
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Page 6 of 7 Pages

         b) Veron has sole power to vote and to dispose of the 3,491,633 shares currently owned. In the event that the Escrow Shares are released from escrow and purchased by Veron, Veron will have sole power to vote and dispose of the Escrow Shares as well.

         c) On February 29, 1996, Veron purchased from the Company a total of 812,211 shares pursuant to the exercise of a warrant for $3.39 per share. In addition, from July 8, 1996 to August 5, 1996 Veron purchased a total of 355,000 shares in open market transactions at an average price per share of approximately $5.00.

         d)   Not applicable.

         e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Veron and the Company entered into a Common Stock Purchase Agreement (the "Purchase Agreement"), dated November 15, 1996 (the "Agreement"). The Agreement provides that the Company will issue a total of 2.6 million shares of Common Stock (the "Shares") to Veron at $4.00 per share. Pursuant to the Agreement, 700,000 shares were issued at the first closing on November 18, 1996, and the remaining shares will be issued at a second closing pursuant to an Escrow Agreement, subject to the expiration or early termination of the Hart-Scott-Rodino waiting period

The Agreement includes customary representations and warranties of the Company and the Purchaser. In addition, the Agreement provides that Veron cannot sell any of the Shares for one year following the date of the Agreement without the prior written consent of the Company. The agreement does not grant any registration rights in favor of Veron. The Agreement also provides that the Company will pay to Veron or its affiliate $950,000 in lieu of any broker's fees or commissions and to cover Veron's fees and expenses.
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Page 7 of 7 Pages


Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Common Stock Purchase Agreement, dated November 15, 1996, between Genelabs Technologies, Inc. and Veron International Limited.



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  December 10, 1996


                                     For and on behalf of
                                     VERON INTERNATIONAL LIMITED


                                     By:  /s/ Joseph W K Leung
                                        ---------------------------------------
                                        Joseph W K Leung, Director
                                        Director, Veron International